EXHIBIT 99.1

News Release dated May 29, 2016, Suncor Energy announces restart of RMWB operations

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces restart of RMWB operations

Calgary, Alberta (May 29, 2016) – Suncor today announced it has begun the safe and staged restart of its operations in the Regional Municipality of Wood Buffalo (RMWB) with initial production from its Firebag in situ facility early last week.

Start-up activities are well underway at Base Plant and the MacKay River in situ facility and, subject to conditions in the region, Suncor expects initial production by the end of this week.

Suncor has moved over 4,000 employees and contractors back into the region, including Fort Hills workers, and anticipates that over the coming week it will move approximately 3,500 additional people to support its return to operations.

There has been no damage to Suncor’s assets and all sites have enhanced fire mitigation and protection. Additionally, cooler weather and several days of precipitation have contributed to improved conditions in the region.

Critical third-party pipeline and power infrastructure required to support the start-up have been restored. Services and accommodations for employees and contractors have been established following approval for occupation of our lodges from Alberta Health Services on May 27, 2016.

Construction activities at Suncor’s Fort Hills mine have continued to ramp up and it is expected that the Fort Hills workforce will return to its full complement this week.

Syncrude is in the process of planning its return to operations.

Suncor will continue to work closely with the province, region and industry to monitor and manage the situation including fire risk, air quality and the return to the RMWB community.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com